Exhibit 99.4

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@avalonraremetals.com http://www.avalonraremetals.com

PRESIDENT’S LETTER

2012 was a year of steady progress toward the completion of our feasibility study on the Nechalacho Rare Earth Elements project. While it has taken longer than originally anticipated to complete, most of the engineering and process development is now finished and our revised target date for completion in Q2-2013 is clearly achievable.

It was a challenging year in the equity markets for resource development companies. Declining commodity prices, as a consequence of the global economic slowdown, created bear market conditions for junior companies resulting in reduced trading volumes and share prices and limited access to capital. Avalon was in the fortunate position of not having to raise capital in 2012 after the successful offering we completed in August 2011. This provided sufficient funding for all of our activities in 2012, through completion of the feasibility study in 2013. As of the date of this Letter, Avalon had cash resources of over $20 million and no debt.

Our share price suffered in May when we announced the revised project schedule, pushing the feasibility study completion date into 2013 and the production start-up date into 2017. Our share price has drifted since then in the range of $1.20 to $2.40 as the market waits for major milestones to be reached on the Nechalacho project. Those milestones will be achieved in 2013 and with the completion of a positive feasibility study, I believe investor confidence in the business opportunity presented by Nechalacho will be restored.

There was considerable price volatility in the market for rare earths over the past two years. Prices now seem to have stabilized after steadily falling from the peaks reached in mid-2011. We view this as a healthy development for sustaining demand for rare earths over the long term, as the extreme price increases experienced in 2010 resulted in some substitution by consumers accustomed to relatively stable and predictable rare earths prices. This was especially true for the light rare earths cerium and lanthanum, but less so for the heavy rare earths (where there are fewer alternatives).

However, long term demand growth remains intact particularly for rare earths used in applications such as magnets, where substitution is not possible without a significant loss of performance. These include neodymium as well as the heavy rare earths dysprosium and terbium. End-users around the world continue to be concerned about long term security of supply and remain keenly interested in seeing new production emerge from outside China, especially from projects like Nechalacho that will offer a significant supply of the more scarce heavy rare earths. Our product marketing efforts, led by Vice President, Sales and Marketing, Pierre Neatby, have confirmed sustained interest from downstream users, and we are confident that this interest will translate into off-take agreements and strategic partnerships for Avalon in 2013.

We achieved many important interim milestones in 2012, most notably in the area of metallurgical process development. Under the direction of our new Senior Vice President, Metallurgy, Dave Marsh, we successfully completed pilot plant trials for both the flotation and hydrometallurgical processes, and have since identified opportunities for further optimization to reduce operating costs and improve recoveries. We also completed a prefeasibility study for a rare earths separation plant and refinery, and found an ideal site in Geismar, Louisiana, USA. A separation plant at this site is now being incorporated into the development model for the feasibility study.

A second important interim milestone was the first definition of resources at the Measured level of confidence in the Basal Zone deposit. More importantly, our geological team, led by Vice President, Exploration, Bill Mercer, has now defined a high grade sub-zone in the southern part of the Basal Zone where (at the $800 NMR cut-off) we have 18.5 million tonnes of Measured and Indicated Resources defined grading 2.19% total rare earths, with nearly 26% of that being comprised of the heavy rare earths. This is sufficient for a mine life of well over 20 years at currently anticipated production rates and is substantially higher grade than the resource used in our pre-feasibility study. This should result in increased revenues per tonne of ore mined, assuming similar recovery rates are achieved.

A third important milestone was the publication in April of our inaugural Corporate Sustainability Report, which was prepared in compliance with international reporting standards, and demonstrates our commitment to social and environmental responsibility. This work was led by Vice President, Sustainability, Mark Wiseman, with expert assistance from consultants Ian London and Mandeep Rayat Singh, and has been well-received by our potential future customers and sustainability-oriented investors. It was a major undertaking for a junior company and has positioned us as a leader among junior companies in responsible mineral development. Our second edition will be published by April 2013.

A key part of our social commitment is to work with local aboriginal communities in the North to ensure that they participate in the benefits of resource development on their traditional lands. To this end, after lengthy negotiations led by Vice President, Operations, David Swisher, we signed an Accommodation Agreement with the Deninu Kue First Nation in 2012 and we expect to complete agreements with our other aboriginal partners in the North in 2013. Our Operations team has also worked hard over the year to improve our safety record at Nechalacho by implementing systems at the site to significantly reduce the risk of injury on the job.

Limited work was carried out on our other rare metals projects in 2012 as we focused our efforts largely on the Nechalacho project feasibility study. We did conduct a preliminary drilling program on our Spor Mountain rare metals project in Utah, which confirmed that the geological model being applied to target mineralization in that area is valid, and follow-up work is planned.

We finally received a permit to operate a quarry on our Warren Township Calcium Feldspar property in 2012. However, market demand for this product has declined and the project was put on hold when a potential partner declined to proceed with a joint venture to develop the operation. Similarly, at Separation Rapids, we continue with the permitting process so that we will be ready to resume operations when a market opportunity for our lithium minerals product is confirmed.

On the East Kemptville tin-indium project, the government of Nova Scotia recently issued Avalon a new two year Special Licence to evaluate potential for re-developing historic tin resources at the site. We expect to soon conclude the access agreement to the site so that we can complete the technical work required to finalize a preliminary economic assessment on the project.

2013 is going to be a critical year in the advancement of the Nechalacho project as we complete the feasibility study and look to begin site preparation work toward full scale construction beginning in 2014. Our biggest challenge will be securing project financing in very sluggish capital markets. To this end, we have retained an experienced financial advisor in London-based HCF International Advisers Ltd. HCF will assist in identifying sources of capital and complement the ongoing efforts of RCI Capital Group to identify strategic partners in Asia. We are closer than ever before to attracting a strategic partner, with completion of the feasibility study being the key to concluding an agreement.

On behalf of senior management and the Board of Directors, I would like to thank all of our staff, technical advisors and consultants for your commitment to advancing our projects in a safe, responsible and professional manner. I would also like to thank our two retiring Directors, Hari Panday and David Connelly for their years of service on the Company’s Board of Directors and recent contributions toward defining our strategic direction. We have initiated a search for new Directors having the experience and expertise needed to support the next phase of the Company’s growth.

And finally, I would like to thank you, our shareholders, for your continued support and loyalty during these uncertain times. Over the past three years, we successfully took advantage of the intense speculative interest in rare earths to raise an aggregate of over $100 million in equity financing. As a result, we have maintained our position as the leader among potential new producers of heavy rare earths outside China, and we remain well-positioned to achieve our goal of being first to market with a significant new supply of these critical raw materials.

On behalf of the Board of Directors,

Donald S. Bubar
President & CEO

December 28, 2012